NORTHERN ABITIBI MINING CORP.

SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-2636
FAX: (403) 266-2606
www.gold.ca
NAI:CDNX

[redacted]

08000378

FILE No.
82-4749

SEC
Mail Processing
Section

JAN 24 2008

Washington, DC
101

SUPPL

January 17, 2008

United States Securities
& Exchange Commission
Washington, DC
20549
USA

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-4749
News Release Dated January 17,2008

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

NORTHERN ABITIBI MINING CORP.

for Barb O'Neill

PROCESSED
JAN 28 2008
THOMSON
FINANCIAL

1/25

FILE No.
82-4749

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE — JANUARY 17, 2008

News Release: **08-1** — Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

NORTHERN ABITIBI ANNOUNCES DRILL RESULTS FROM THE TAYLOR BROOK NICKEL-COPPER-COBALT-PGE PROPERTY IN NEWFOUNDLAND

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce initial drill results from the Taylor Brook Property in Newfoundland. The drill program consisted of 1205 meters of drilling in 8 holes. Two hundred and fifty nine samples of drill core were sent to the lab for assay and results for all of these samples have been received and interpreted. Assay results for platinum and palladium are still pending and will be released once they are complete.

> The Company is pleased at having confirmed the presence of a large, previously untested nickel bearing mafic-ultramafic complex at Taylor Brook. Drilling has confirmed the presence of a much larger favorable mafic-ultramafic intrusion than previously identified from surface work and favorable sulfide-bearing ultramafic phases, including mineralized sulfide bearing breccias. Through this initial exploratory drilling, the Company was able to open up the target area, with numerous large untested geophysical conductors emerging as high priority phase 2 drilling targets. Our work to date confirms that Taylor Brook is the right geological environment in a privileged logistical setting for a significant new nickel-copper-cobalt deposit, and our efforts will continue to drive the project towards this conclusion.

Drill holes 07TB-01 and 02 attempted to test the high grade Layden showing at depth. These holes could not be positioned in an optimum location to test the zone, and neither hole intersected the massive sulfide zone. The best intercept from both holes was from 07TB-02 which intersected 0.18% Ni over 0.97 m from 7.73 to 6.70 meters depth in a zone of biotite-rich ultramafic rock. There remains good potential for the Layden sulphide lens to extend at depth, and down-hole geophysical testing will aim to better define its geometry from surface for further drill testing.

Holes 07TB-03, 04, 06, 07 and 08 all tested the 'southern margin' of the main ultramafic to mafic intrusive complex exposed on surface. All holes intersected zones containing anomalous Ni-Cu-Co associated with sulfide-bearing intrusive breccias. Significant mineralization within the sulfide-bearing breccia included 0.13% Ni, 0.21% Cu and 0.03% Co over 1 meter from 35.66 to 36.66 meters depth in hole 07TB-08. Typically the sulfide-bearing intrusive breccias encountered in drilling contained between 0.01 and 0.07% Ni. Hole 07TB-05 was drilled on the edge of the mafic-ultramafic intrusive complex and did not intersect significant zones of sulfides.

Management remains very encouraged by the results of the first pass drill program, and exploration at Taylor Brook is still at an early stage. Although no ore grade intercepts were encountered, a much better understanding of the nature and distribution of the mafic-ultramafic intrusive complex has been obtained allowing for a refined exploration model to be developed. The mafic-ultramafic intrusive suite is proving to be much larger at depth than on surface, and remains open along strike. The large airborne geophysical anomalies that surround the high grade Layden showing were not drill tested during the first round of drilling as deep snow conditions made them inaccessible with the equipment available. An interpretation of the subsurface geometry of the mafic intrusion indicates the strongest and most southerly airborne geophysical conductor coincides with the projected margin of the southeast-plunging mafic-ultramafic intrusive body. This geophysical conductor remains an excellent drill target for massive sulfides. These new data also show that the holes drilled into the 'southern margin' of the intrusion as mapped on surface, were actually drilled into the top portion of a southeast plunging intrusion, and the actual margins remain largely untested.

Down hole geophysical surveying will be conducted on select drill holes near the end of January. Pending the results of the downhole geophysical survey, a second round of exploration drilling targeting the untested geophysical anomalies, the intrusion margins, and the intrusion along strike will be planned.

Core samples were delivered to Eastern Analytical Ltd. in Springdale, Newfoundland for analyses. Gold was assayed by standard fire assay methods with 30 additional elements analysed by Induced Coupled Plasma (ICP). All nickel values greater than 1100 parts per million were re-assayed using a nitric and hydrochloric acid digestion that extracts nickel only from sulfide mineralization and not from nickel silicate minerals. Duplicate samples, blanks, and standards were included with samples delivered to the laboratory and then checked to ensure proper quality assurance and quality control (QA/QC). Twenty five samples have been submitted for platinum and palladium analyses and results are pending.

Resource Conference in Vancouver
Northern Abitibi will be attending the Cambridge House Resource Investment Conference in Vancouver, January 20 and 21, booth 1709. We invite all interested parties to stop by our booth to discuss our Taylor Brook project, our Viking gold project with recent trenching results up to 246.6 g/t Au, our Douay Northwest Joint Venture gold property, and our South Voisey Bay Ni property.

Northern Abitibi
Northern Abitibi's technical team of experienced, professional geologists are assembling a portfolio of gold, nickel and other base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi can earn a majority interest in the Taylor Brook project from Altius Resources Inc. by issuing 500,000 shares (200,000 shares already issued) of Northern Abitibi, paying $200,000 cash, and spending $1,200,000 on exploration over 4 years. A description of the Taylor Brook project can be found on our website at www.naminco.ca.

Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release. The drill program was supervised by Dr. Shane Ebert, P.Geo., and Dr. Stephen Rowins, P.Geo.

"Shane Ebert"

Shane Ebert
President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

END